Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-113297


[LOGO]     DEARBORN CAPITAL
           MANAGEMENT, L.L.C.

                                                              September 20, 2004

      SUPPLEMENT DATED SEPTEMBER 20, 2004 TO PROSPECTUS DATED APRIL 1, 2004

Dear Investor(s):

                            AUGUST PERFORMANCE UPDATE

Grant Park Futures Fund generated losses in the month of August. Detailed performance for the Fund and the individual traders follows below:

                                                                  2004        % OF
                                                      AUGUST       YTD        FUND       TOTAL NAV        NAV/UNIT
GRANT PARK FUTURES FUND CLASS A UNITS                -0.32%      -17.75%                   $60.4M         $982.086
GRANT PARK FUTURES FUND CLASS B UNITS                -0.40%      -18.23%                  $169.3M         $880.376
Rabar Market Research (Div)                          -2.89%      -23.10%      24%
EMC Capital Management (Classic)                     -0.05%      -20.64%      25%
Eckhardt Trading (Global)                             3.64%      -14.28%       7%
Graham Capital Management (GDP)                       0.09%      -11.29%      26%
Winton Capital Management (Div)                       1.79%        1.79%      10%
Saxon Investment Corp (Div)                          -0.44%       -0.44%       7%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

August saw the continuation of erratic behavior in the markets, lacking any sustained trends in most market sectors. Grant Park's most significant losses were experienced in the following markets:

CURRENCIES: Losses accumulated throughout the currency sector, as prices moved up and down throughout the month on mixed economic data, volatile energy prices, and fear of another terrorist attack in the United States at the Republican National Convention. Positions in the sector were difficult to establish for any length of time as price behavior was erratic.

GRAINS/SOFTS: Short positions in grains suffered as a surprise cold spell in the northern Midwest raised worries about possible crop damage and reduction in yields. Parts of North Dakota and Iowa reported near-freezing temperatures, while temperatures throughout the month of August approached record historic lows. Additional losses were generated in long sugar positions as reports of a larger than expected Brazilian crop prompted prices to drop 6% on the month. Short positions in orange juice also suffered losses as the damage to the Florida crop from Hurricane Charley became clear.

STOCK INDICES: Losses were generated in short positions in stock indices. Global stock indices rallied as crude oil retreated from a mid-month high of $50 to just over $43 at month's end.

Additional losses were reported in long positions in crude oil, heating oil and unleaded gas as prices came off sharply from their mid-month highs amidst reports of increased U.S. inventories of both gasoline and heating oil and upon the peaceful resolution to the standoff at the Imam Ali Mosque in Najaf between U.S. forces and followers of Iraqi cleric Moqtada al-Sadr.


       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                          312.756.4452 fax 800.217.7955
   Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

Interest rates were the only profitable sector for the month. Long positions in both U.S. and European bonds generated profits as prices moved higher on weak employment figures reported in the U.S. and additional economic reports suggesting the economy is not growing as fast as many had anticipated.

Please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.



Sincerely,


/s/ Margaret Manning
Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                           OFFERING BY PROSPECTUS ONLY

        PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                        E-MAIL: FUNDS@DEARBORNCAPITAL.COM












       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                          312.756.4452 fax 800.217.7955
   Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                 AUGUST 31, 2004

STATEMENT OF INCOME
-------------------

                                                     MONTH            YEAR TO DATE             MONTH           YEAR TO DATE
                                               (A UNITS) IN US $    (A UNITS) IN US $    (B UNITS) IN US $   (B UNITS) IN US $

TRADING INCOME (LOSS):
----------------------

Realized Trading Income (Loss)                      674,853            (7,719,900)           1,929,411         (20,763,789)
Change in Unrealized Income (Loss)                 (491,358)           (1,481,853)          (1,404,798)         (4,369,703)
Brokerage Commissions                               (43,414)             (335,422)            (124,121)           (759,343)
Exchange, Clearing Fees and NFA charges              (4,956)              (33,844)             (14,169)            (77,232)
Other Trading Costs                                 (20,988)             (123,093)             (60,006)           (313,021)
Change in Accrued Commissions                        (5,448)              (24,224)             (15,574)            (39,975)
NET TRADING INCOME (LOSS)                           108,689            (9,718,336)             310,743         (26,323,063)

OTHER INCOME:
-------------
Interest, U.S. Obligations                           43,772               217,098              125,145             540,404
Interest, Other                                      35,836               213,679              102,455             484,613
TOTAL INCOME (LOSS)                                 188,297            (9,287,559)             538,343         (25,298,046)

EXPENSES:
---------
Incentive Fees to Trading Managers                   32,801               705,716               93,778           1,127,587
Administrative Fees                                  17,455               167,954               49,903             358,620
O&O Expenses                                          9,974                59,543              128,322             725,603
Brokerage Expenses                                  319,171             2,282,340              941,031           5,321,093
Illinois Replacement Tax                                (0)                (6,431)                 (0)             (40,797)
TOTAL EXPENSES                                      379,401             3,209,121            1,213,034           7,492,106
NET INCOME (LOSS)                                  (191,104)          (12,496,680)            (674,691)        (32,790,152)

STATEMENT OF CHANGES IN NET ASSET VALUE:
----------------------------------------
Beginning Balance                                58,170,400            33,412,619          159,181,814          34,005,423
Additions                                         1,461,111            41,998,756           11,305,275         169,564,051
Net Income (Loss)                                  (191,104)          (12,496,680)            (674,691)        (32,790,152)
Redemptions                                        (124,309)           (3,598,597)            (536,766)         (1,503,690)
BALANCE AT AUGUST 31, 2004                       59,316,098            59,316,098          169,275,632         169,275,632
Total Units Held at End of The Period                                60,398.04807                            192,276.58695
Net Asset Value Per Unit                                                  982.086                                  880.376
Rate of Return                                       -0.32%               -17.75%               -0.40%             -18.23%

                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.
                               /s/ David Kavanagh
                            DAVID KAVANAGH, PRESIDENT
                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP